Exhibit 99.1

Date: March 28, 2016	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ALEXCO RESOURCE CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 22, 2016
Record Date for Voting (if applicable) :	April 22, 2016
Beneficial Ownership Determination Date :	April 22, 2016
Meeting Date :	June 09, 2016
Suite 1165 - 555 Burrard Street,
Meeting Location (if available) :	Vancouver, B.C., V7X 1M9
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	01535P106	CA01535P1062
COMMON DATED LEG EXP APR 09/16	01535P502	CA01535P5022

Sincerely,

Computershare
Agent for ALEXCO RESOURCE CORP.